INDIA NON JUDICIAL

Government of Karnataka

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सत्यमेव जयते

Certificate No.	:	IN-KA93785478879698O
Certificate Issued Date	:	29-Jan-2016 11:03 AM
Account Reference	:	NONACC (BK)/ kakscub08/ BANGALORE4/ KA-BA
Unique Doc. Reference	:	SUBIN-KAKAKSCUB08365394502125690
Purchased by	:	SIDDHARTA RESORTS AND FOODS PVT LTD
Description of Document	:	Article 37 Note or Memorandum
Description	:	MEMORANDUM OF UNDERSTANDING
Consideration Price (Rs.)	:	0 (Zero)
First Party	:	SIDDHARTA RESORTS AND FOODS PVT LTD
Second Party	:	SIRI GLOBAL ASSET MANAGEMENT CORPORATION
Stamp Duty Paid By	:	SIDDHARTA RESORTS AND FOODS PVT LTD
Stamp Duty Amount(Rs.)	:	200 (Two Hundred only)

For Karnataka State Co-Operative Urban Banks Federation Ltd.
Authorised Signatory

Please write or type below this line

Memorandum of Understanding

This Memorandum of Understanding ("**MOU**") dated this January 29, 2016 is entered into by and between

SIRI Global Asset Management Corporation, a New York USA based C-Corporation, on the FIRST PART, hereinafter referred to as "SIRI" or "SGG" including its permitted or designated assigns and successors; AND

Siddharta Resorts & Foods Pvt. Ltd. a company registered under the Companies Act, 1956 and having its registered office at Mysore, Karnataka, India, on the SECOND PART, hereinafter referred to as "SRFL";

First and Second Parts are each a "**Party**" and collectively the "**Parties.**"

WHEREAS SIRI is engaged in the business of identifying and investing into, and acquiring potential business opportunities or transactions either directly or on behalf of its stakeholders, affiliates and associated concerns or clients and also conducting and offers turnkey services for corporate clients;

WHEREAS SRFL is in the business of acquiring, owning, leasing, franchising, operating, and managing hotel and resort properties under the brand name of Windflower Resorts in multiple locations in India, across the states of Karnataka and Kerala, and in the Union Territory of Puducherry;

WHEREAS SRFL, in its quest for expansion, approached SIRI for structuring a financial model that will help it monetise its existing Hotel Assets to run and expand current operations, and acquire other viable hotels or properties in development;

WHEREAS SIRI recommended SRFL for demerging/slump-selling certain of its viable "Hotel Assets" into an SPV and structuring a Real Estate / Infrastructure Investment Trust (REIT/InvIT) that would effectively help SRFL monetise its current assets and enjoy inorganic growth;

WHEREAS SRFL agrees to and is of the opinion that the recommendation made by SIRI may help it achieve its objectives;

WHREAS SRFL agrees to appoint SIRI or its "Permitted or Designated Assigns" to exclusively execute the transaction and scope of work detailed hereunder;

WHEREAS Parties desirous of recording, agree to reduce their terms of understanding and conditions thereto, into writing by executing a signed Memorandum of Understanding (MOU);

WHEREAS signatory designated by Parties or their Permitted or Designated Assigns have all the necessary permissions and approvals to execute this MOU;

NOW THIS MOU WITNESSETH AND IT IS HEREBY AGREED, DECLARED AND CONFIRMED BY AND BETWEEN THE PARTIES HERETO AS FOLLOWS:

1. **DEFINITIONS:** The following terms shall, unless the context requires otherwise, have the same meaning as defined herein:

    a. "MOU" shall mean this MOU along with all annexures thereto;
    b. "REIT" means Real Estate Investment Trust under the SEBI (Real Estate Investment Trust) Regulations 2014;
    c. "Sponsor" means any person(s) who set(s) up the REIT and designated as such at the time of application made to the Board;
    d. "Unit" means beneficial interest of the REIT;
    e. "Confidential Information" means and includes commercial, financial, technical or any other information in tangible or non-tangible form disclosed by both parties or which comes to the knowledge of both the parties while providing the Services hereunder including without limitation past, current and future (i) products and services; (ii) project details/plans/results; (iii) sales, marketing and operating information; (iv) marketing and plans and strategies; (v) cost and pricing information; (vi) details of customers, vendors, third party contractors; (vii) concepts, data, reports, methods, processes, techniques, operations; (viii) future projections, business plans, forecasts &

financial information; (ix) brand details, trademarks, copyrights, designs, trade secrets and information relating to or underlying such intellectual property rights; (x) Intellectual Property; (xi) Future Intellectual Property; (xii) any other projects; and (xiii) all materials prepared on the basis of any of the foregoing, whether or not the foregoing information is marked as confidential or not and includes outcome of the work conducted by SIRI;

f. "Hotel Assets" means select hotel properties defined and classified as to be brought into a separate company , SPV-SRFL, under slumpsale the stock of which shall bought by the REIT partly in cash and partly by exchanging Units of the REIT as lumpsum consideration.

g. Strategic Partner Hotel Assets means select two hotel properties in Hyderabad operated by a reputed International hospitality brand (Strategic Partner) that are to be brought into a separate company, SPV-SP, under slumpsale, the stock of which shall bought by the REIT partly in cash and partly by exchanging Units of the REIT as lumpsum consideration.

h. "Slumpsale" in the sense of this MOU means the act of separating specified Hotel Assets or Strategic Partner Hotel Assets into two separate companies for a lumpsum consideration to be paid out by the REIT exchanging stocks of that new company - SPV-SRFL or SPV-SP, partly with the Units of the REIT and partly by paying Cash;

i. "SPV-SRFL" means the special purpose vehicle entity, set-up by SRFL, which will hold all the assets of SRFL to be brought into the SPV.

j. "SPV-SP" means the special purpose vehicle entity, set-up by Strategic Partner, which will hold all the assets of Strategic Partner to be brought into the SPV.

k. "Transaction" means all transactions direct or otherwise, that are to be executed as a part of delivering all the objectives and services included within the scope of work as defined in this agreement for the entire term duration of this agreement. It will also include related and other processes that may not be explicitly mentioned within the scope of

work but are essential to conduct in order to deliver the said services as agreed within this agreement for the term duration of this agreement.

l. "Permitted or Designated Assigns" refers to any entity or person to whom SIRI may assign all of its rights and obligations under this MOU to conduct, manage, and support all transactions and execution of related processes, in relation to the delivering of all objectives and services included within the scope of work as defined in this agreement for the entire term duration of this agreement, as if these actions were of its own.

2. TERM

a. This **MOU** shall become effective on the 29th of January 2016 after the signing by both the parties.

b. The term of this **MOU** will be 5 (Five) years commencing from the date of signing of this MOU.

3. SCOPE OF WORK

a. SRFL hereby agrees to appoint SIRI as a turnkey manager, organizer and executor, on an exclusive basis, for the term of this MOU, upon terms mutually agreed hereunto, for (i) advising and assisting SRFL in its corporate structuring and placement of it's Hotel assets into an SPV; (ii) advising and assisting in the setting up of an Indian Real Estate/Infrastructure Investment Trust (REIT/InvIT), (iii) advising and assisting in the process of slump-sale of specified Hotel Assets of SRFL into SPV-SRFL and (iv) providing general advice and assistance in relation to the setting up, registering, issuance and listing of Units of the REIT.

b. SIRI, through its licensed subsidiaries, affiliates, partners, associates, placement firms, investment/financial advisors and third parties, shall raise funds for the REIT which in turn shall acquire controlling stocks of SPV - SRFL and SPV-SP in exchange for REIT Units to the shareholders of the SPVs.

c. SIRI shall work in conjunction with the SRFL and use its reasonable efforts to facilitate fund arrangement and complete all transactions as per the terms of this MOU, subject to SRFL's satisfactory adherence to all requirements that are mandated/regulated by law to effectuate the transaction.

To more specifically elaborate, scope of work will essentially comprise:

i. Advising and assisting SRFL in the manner in which it's Hotel Assets shall be transferred to a special purpose vehicle entity ("***SPV-SRFL***") or directly to the REIT.
ii. Structuring and setting up the REIT including procuring requisite approvals from SEBI in this respect.
iii. Contacting, engaging, evaluating and appointing necessary professionals, in consultation with SRFL, in the process of setting up the REIT, including but not limited to the appointment of a Trustee, Investment Manager, Project Manager, Legal Advisors, Tax Advisors, Merchant Banker, Valuation Expert, etc.
iv. Making offers and arranging placement and issuance of Units in the REIT to certain Investors as Private Placement and later to the Public through an IPO.
v. Helping SRFL in the de-merger or slump-sale of Hotel Assets of SRFL and Strategic Partner into the SPV-SRFL and SPV-SP;
vi. Completing stock buyouts of SPV-SRFL and SPV-SP;
vii. Appointing the designated entity of SRFL as Project or Asset Managers to operationally run and manage both SPVs assets in full control;

4. REIT

a. The Parties agree to value the REIT at around INR 18,000 million with the acquisition of stocks of the SPVs of SRFL (that hold "Hotel Assets") and Strategic Partner and hold Units of the REIT after

private placement and IPO, subject to successful closure of the transaction in the following manner:

- INR 6000 million ($90 million approximately) worth Units to the share holders of ***SRFPL in the SPV-SRFL;***
- INR 2400 million ($36 million approximately) worth Units to the shareholders of SIRI or their permitted or designated assignees in the SPV-SRFL;
- INR 900 million ($13.5 million approximately) worth Units to the shareholders of Strategic Partner;
- INR 4200 million ($63 million) worth units to the private investors; and
- INR 4500 million ($67.50 Million) worth Units to the public investors under IPO.

(Total INR 1800Cr or US $270 million @ INR 66.67 per USD)

b. Details of all the Assets are presented in Annexure A

5. FEE STRUCTURE

The fees of SIRI will include two parts; Part 1 will include the terms of payment for all the services related to the SRFL. Part 2 will include the terms of payment for services related to acquisition of stocks of SPV that holds Strategic Partner assets.

Part 1: SIRI will receive equity stock equivalent to 18% of the share capital of the SRFL "Hotel Assets" valued at INR 1,000 Cr ($150 million), on a pre-money value basis, which equity stock at FMV confers in exchange 10% of the post-diluted Units of REIT, amounting to INR 1800 million units of REIT for a capitalization of INR 18,000 Million. SIRI and the SRFL agree to mutually support each other in the process of procuring any statutory approvals required to issue and allot these securities to the designated shareholders of SIRI. SIRI further agrees that such shares issued for consideration at pre-money value shall be held in joint escrow

account managed by an independent custodian, which shall be released to SIRI upon successfully completed receipt of contribution by potential investors pursuant to a private placement by the REIT. The Parties agree that such securities issued to SIRI shall be freely transferable and the voting rights shall be in same proportion as enjoyed by the SRFL's promoters, subject to and as may be permitted by the applicable laws, upon receipt of private placement by REIT in the amount of INR 1500 Million [approx. $22.5 M].

Part 2: In addition to the consideration set forth in Part 1 above, the Parties agree that SIRI shall receive equity stock equivalent to 7.5% of the share capital of *SPV-SP* valued at INR 800 Cr ($120 million) on a pre-money value basis, which equity stock at FMV confers in exchange 3.33% of post-diluted REIT Units amounting to INR 600 million in REIT for the services rendered by SIRI in placing designated assets of Strategic Partner within the REIT.

SIRI shall help the REIT with fund arrangements to acquire the equity stock of SPV-SP (that holds designated Hotel properties of Viceroy Hotels), for a sum of INR 4000 million plus 5% Post-diluted units of REIT in favour of Strategic Partner in consideration of their debt-free property swap into the SPV-SP.

In the event that REIT should incur additional costs towards acquiring the said hotel properties of Strategic Partner, SIRI agrees to forgo either from the 5% of the promoter share in the REIT or from its own share of Fees in Strategic Partner, to the extent of the difference of such additional actual costs.

6. **FIRST RIGHT**

The SRFL hereby grants SIRI a first right to perform similar services for SRFL on any future fund and capital raising transactions, subject to the successful completion of the present REIT setup. The provisions of this

paragraph shall survive the termination and expiration of this MOU for the period of the term and extended by an additional term subject to mutual MOU.

7. **INDEMNITY**

a. SRFL hereby agrees to indemnify and hold ITUP, its officers, employees, partners, associates, representatives, attorneys and agents (each an "***Indemnified Person***") harmless from and against actual losses, claims, damages, liabilities, costs or expenses including those resulting from any threatened or pending investigation, action, proceeding or dispute (except where such loss, claim, damage, liability, cost or expense arose out of an act of wilful default, gross negligence or gross breach of duty by Indemnified Person whether or not the Indemnified Person is a party to such investigation, action, proceeding or dispute, arising out of ITUP's entering into or performing services under this MOU, or arising out of any matter referred to in this MOU.

b. The SRFL agrees not to solicit or induce any SIRI employee or contractor to terminate their employment or association with SIRI or to enter employment or association with the SRFL.

c. In the event of a dispute between the parties, the dispute shall be referred to arbitration at a venue outside India as agreed between the Parties.

d. The party in failure will not seek for recovery in expenses, or damages from the other party.

e. The provisions of this paragraph shall survive the termination and expiration of this MOU.

8. **EXCLUSIVITY**

a. In order to co-ordinate the efforts of both SIRI and the SRFL, and to maximise the possibility of completing the transactions during the term of

this MOU, SIRI shall have the sole and exclusive authority to initiate discussions with regard to structuring and setting up of the REIT and raising funds from both private placement and public offer.

b. The SRFL shall not engage in any other structuring or debt-financing or any other form of fund raising negotiations with any third party for the duration of the term of this MOU, so long as SIRI does not fail in its performance milestone in terms of this MOU.

SIRI assumes measurement of failure if it is unable to arrange first round of funding (INR 420 Cr / $63 million) within 30-45 days from the date SEBI vets and clears the document.

c. SIRI will manage all communication services, including mail and coordinate with all necessary professionals, associates, regulatory authorities, investors, advocates, auditors, trustees, valuation firms, tax consultants and any other firms or persons as deemed necessary in completing this transaction.

d. In the event the SRFL, its directors, officers, employees or shareholders receive or initiate any enquiries concerning the transaction, such enquiries shall be promptly be referred to SIRI.

9. NON-DISCLOSURE

a. Any financial or other advice, descriptive memoranda or other documentation rendered by SIRI pursuant to this MOU may not be disclosed publicly or to any third party in any manner without the prior written approval of SIRI.

b. All information shared by both parties will be considered as confidential information and shall be maintained as such, except for disclosing select details to appropriate associates, statutory authorities, all intermediaries associated with the transaction/ prospective investors and

as required by law, until the same becomes known to third parties or the public without release thereof by either of the parties.

10. INFORMATION

a. The SRFL agrees to provide to SIRI, among other things, all reasonable information requested or reasonably required by SIRI in setting up the REIT including but not limited to, information concerning SRFL shareholding MOUs/ investment MOUs etc, asset details, due diligence reports, historical and projected financial results and possible and known litigious and other contingent liabilities.

b. The SRFL will promptly advise SIRI of any material changes in its business or finances during the Term of this MOU.

c. The SRFL represents that all information made available to SIRI by the SRFL will be complete and correct in all material respects and will not contain any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made.

d. In rendering its services hereunder, SIRI will be using and relying primarily on such information as supplied by the SRFL without any independent verification thereof, or independent appraisal of any of assets of the SRFL.

e. SIRI does not assume responsibility for the accuracy of completeness of the information as supplied by the SRFL.

f. SRFL will clear statutory liabilities and any pending obligations that are deterrent to the successful arrangement of the REIT/Funding.

11. ENTIRE MOU

This MOU sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior

communications, understandings and MOUs between the parties. This MOU may not be modified or changed, nor may any of its provisions be waived, except by prior written MOU signed by the concerned parties hereto.

12. AMENDMENT

This Agreement may be amended by the Parties at any time by executing a fresh agreement or a supplemental agreement in writing and upon each party mutually consenting to adopt such an amendment.

13. BINDING NATURE

This MOU shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors, assigns, executors and administrators, as applicable. This MOU may be assigned by SIRI to Interups, Inc., a publicly listed Nevada corporation ("ITUP"); and SRFL agrees to consent to such assignment, as and when presented to SRFL. Upon the effectiveness of such assignment, ITUP shall be entitled to receive the consideration to be received by SIRI pursuant to this MOU, and ITUP shall be subject to SIRI's liabilities and responsibly in this MOU.

14. LEGAL COSTS.

The Parties shall bear the costs and fees of their respective advisors, lawyers and accountants appointed by them for advising them in connection with this MOU and the transactions contemplated in this MOU.

15. FURTHER ACTS AND ASSURANCES.

Each Party agrees to execute and deliver all such further instruments, applications and legal proceedings, if any, and to do and perform all such further acts and things, as shall be necessary or convenient to perform the provisions of this MOU.

16. GOVERNING LAWS AND JURISDICTION

This MOU shall be governed by and construed to be in accordance with the laws of India. Any dispute arising out of this MOU shall be adjudicated in the High Court of Karnataka at Bengaluru and the SRFL hereby agrees that service of process upon it by registered or certified mail at the address shown in this MOU shall be deemed adequate and lawful. The parties hereto shall deliver notices to each other by personal delivery or by registered or certified mail at the addresses set forth herein.

17. COUNTERPART

This MOU may be executed in any number of counterparts. Each counterpart is an original but the counterparts together are one of the same MOU.

18. EXPENSES & TERMS OF PAYMENT

a. SIRI undertakes overall responsibility of meeting expenses involved in executing the transaction, which is estimated to cost around INR 10 Million or may even be more, of which, SRFL agrees to pay INR 2.5 million as its share of burden;

b. SRFL agrees to remit the agreed amount to SIRI in two instalments, 50% upon signing of the MOU and balance 50% within 30 days from the date of First Payment.

c. SIRI shall provide it's (or it's permitted or designated assigns) bank account details for SRFL to remit the transfer.

(Signature Page to follow)

IN WITNESS WHEREOF the parties hereto have executed this MOU on the date first herein above written

Signed & Delivered by the within named }
SIRI Global Asset Management Corporation }
through the hands of its authorised signatory }
as they so declare } Laxmi Prasad 1/29/2016

Name: Laxmi Prasad }

Title: Chief knowledge officer }

Signed & Delivered by the within named }
Siddharta Restaurant & Foods Pvt. Ltd. }
through the hands of its authorised signatory }
as he so declares } 29/1/2016

Name: P. V. GIRI }

Title: Managing Director }

Annexure A

1 Coorg

2 Vythiri

3 Pondicherry

4 Bandipur

5 Karwar

6 Kasargod

7 Alleppey